UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

20160017

December 9, 2016

Stephen L. Burns
Cravath, Swaine & Moore LLP
sburns@cravath.com

Re: International Business Machines Corporation
Incoming letter dated November 29, 2016

Dear Mr. Burns:

This is in response to your letter dated November 29, 2016 concerning the shareholder proposal submitted to IBM by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

December 9, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 29, 2016

The proposal relates to the chairman of the board.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to IBM's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

CRAVATH, SWAINE & MOORE LLP

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November 29, 2016

<u>International Business Machines Corporation</u>
<u>Shareholder Proposal of Kenneth Steiner</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation (the "Company" or "IBM"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. The Company is seeking to exclude a shareholder proposal for the Company to have an independent board chairman (the "Proposal") submitted by Kenneth Steiner (the "Proponent") with John Chevedden, as proxy for the Proponent ("Mr. Chevedden"), from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). For the reasons set forth below, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2017 proxy materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j) and in accordance with *Staff Legal Bulletin 14D (Nov. 7, 2008)* ("SLB 14D"), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent through his designated proxy by e-mail as notice of the Company's intent to exclude the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent and

Mr. Chevedden that if either elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company and to Stuart Moskowitz, Senior Counsel of the Company.

THE PROPOSAL

A copy of the Proposal is set forth in Exhibit A.

BASIS FOR EXCLUSION

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(f)(1) because the Proponent has failed to adhere to the procedural requirements for submitting shareholder proposals by failing to timely provide the requisite proof of continuous share ownership timely requested by the Company pursuant to Rule 14a-8(b).

BACKGROUND

The Proponent submitted the Proposal to the Company via fax and e-mail from Mr. Chevedden on October 30, 2016, which were both received by the Company on the same day. *See Exhibit A.* The Proponent expressly authorized Mr. Chevedden to act on his behalf with respect to the Proposal, and directed that all future communications in connection with the Proposal be sent directly to Mr. Chevedden, including Mr. Chevedden's e-mail address *** FISMA & OMB Memorandum M-07-16 *** The submission did not include any verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of the Company's common stock.

Accordingly, on November 1, 2016, which was within 14 days of the date that the Company received the Proposal, the Company sent Mr. Chevedden a letter providing notice of and how to cure the procedural deficiency as required by Rule 14a-8(f) (the "Deficiency Notice"). The Company sent the Deficiency Notice to Mr. Chevedden via e-mail in accordance with the Proponent's specific instructions included in the Proposal. A copy of the Deficiency Notice is set forth in Exhibit B. In the Deficiency Notice, the Company informed Mr. Chevedden of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency. The Deficiency Notice also clearly informed Mr. Chevedden that:

(1) in accordance with Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Company considered "the electronic submission date of [the Proponent's] [P]roposal to be October 30, 2016, since [this] is the date [the Proponent's] email was transmitted[1] to [the Company]";

---

[1] The Company also specifically informed Mr. Chevedden that "[i]n accordance with the SEC's Staff Legal Bulletin 14G, dated October 16, 2012, the proof of ownership you need to provide me must cover the one-year period preceding and including the date the proposal was submitted to IBM electronically."

(2) the Proponent needed to submit a written statement from the record holder "verifying that, at the time you submitted the proposal for Mr. Steiner on October 30, 2016, he continuously held the requisite securities for at least one year"; and

(3) the Proponent's response must be sent within 14 calendar days from the date Mr. Chevedden received the Deficiency Notice.

Proof of receipt of the Company's November 1, 2016 email is attached as Exhibit C hereto in the form of a printout from the Company's e-mail server which indicates Mr. Chevedden received the Company's e-mail at 11:42:26 GMT (Greenwich Mean Time). A copy of Mr. Chevedden's November 3, 2016 responsive e-mail confirming receipt of the Company's November 1 e-mail is also attached as Exhibit D hereto. As of November 16, 2016, 15 days from Mr. Chevedden's receipt of the Deficiency Notice, the Company has not received the necessary proof of beneficial ownership requested by the Company from either Mr. Chevedden or the Proponent. Indeed, no proof of beneficial ownership has ever been received to date with respect to this[2] Proposal. Therefore, the Proponent has failed to adhere to the procedural requirements for submitting Shareholder proposals pursuant to Rule 14a-8.

ANALYSIS

I. The Proposal may be excluded pursuant to Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous share ownership pursuant to Rule 14a-8(b).

Rule 14a-(8)(f)(l) clearly permits the Company to exclude the Proposal from its 2017 Proxy Materials because the Proponent failed to substantiate the Proponent's eligibility to submit the Proposal under Rule 14a-8(b) within 14 calendar days of receiving the Deficiency Notice. Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14, dated July 13, 2001("SLB 14"), specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C. l .c of SLB 14. Further, the Staff has clarified that these proof of ownership letters must come from the "record" holder of the proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See* SLB 14F.

[2] Mr. Chevedden submitted a separate stockholder proposal to IBM in his own name on November 6, 2016 relating to "Special Shareowner Meetings" for which he provided proof of beneficial ownership from his own broker following a request from the Company to do so. That submission is not at issue. However, the Company has not received any proof of beneficial ownership from Mr. Steiner's bank or broker, as requested, in connection with *this* Proposal.

The Staff consistently has concurred in the exclusion of proposals where proponents have failed to include proof of beneficial ownership of the requisite amount of company shares for the required period and have failed, following a timely and proper request by a company, to provide evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(l) within 14 calendar days of receiving notice of the deficiency. *See ITC Holdings Corp.* (February 9, 2016) ; *General Electric Company* (January 29, 2016); *Medidata Solutions, Inc.* (Dec. 12, 2014); *PepsiCo, Inc.* (Jan. 11, 2013); *Cisco Systems, Inc.* (Jul. 11, 2011); *Amazon.com, Inc.* (Mar. 29, 2011); *Qwest Communications International, Inc.* (Feb. 28, 2008); *CSK Auto Corp.* (Jan. 29, 2007); *Johnson & Johnson* (Jan. 3, 2005); and *Agilent Technologies* (Nov. 19, 2004).

Additionally, in *eBay Inc.* (February 4, 2013), the Staff concurred with eBay that it could exclude from its proxy materials a shareholder proposal submitted by Mr. Chevedden himself because he did not provide documentary support showing he satisfied the minimum ownership requirement under Rule 14a-8(b). Similar to the current situation, in *eBay,* Mr. Chevedden did not include the requisite proof of stock ownership with the shareholder proposal he initially submitted to eBay. eBay's outside counsel then sent Mr. Chevedden a deficiency notice via e-mail. In its no-action letter to the Staff with regard to the lack of proof of ownership, eBay's outside counsel included "[e]vidence that the e-mail was received by [Mr. Chevedden's] e-mail server" — a report from eBay's outside counsel's e-mail server log. Like the report from *eBay,* the Company e-mail server log excerpt provided with this letter is proof that the Deficiency Notice was received by Mr. Chevedden on November 1, 2016. *See also FedEx Corporation* (July 5, 2016) (concurring with the exclusion of another shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) with Mr. Chevedden acting as proxy for another proponent, noting that "the proponent appears to have failed to supply, within 14 days of receipt of FedEx's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)" where the corporation had provided an e-mail server log demonstrating that Mr. Chevedden, acting on behalf of the proponent, had received notice of the deficiency via e-mail).

Neither the Proponent nor Mr. Chevedden have provided any proof of Mr. Steiner's beneficial ownership of the Company's stock within the 14-calendar-day timeframe for curing deficiencies set forth in Rule 14a-8(f)(1). Therefore, the Proponent has not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based on the foregoing analysis, the Company hereby respectfully requests confirmation that the Staff will not recommend enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 proxy materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that IBM may omit the Proposal from its 2017 proxy materials, please contact me at (212) 474-1146. I would appreciate your sending any written response via email to me at sburns@cravath.com as well as to IBM, attention to Stuart S. Moskowitz, Senior Counsel, at smoskowi@us.ibm.com.

We are sending Mr. Chevedden, as proxy for the Proponent, a copy of this submission. Rule 14a-8(k) provides that a shareholder proponent is required to send a company a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. As such, Mr. Chevedden, proxy for the Proponent, is respectfully reminded that if he elects to submit any additional correspondence to the Staff with respect to this matter, a copy of that correspondence should concurrently be furnished directly to my attention and to the attention of Stuart Moskowitz, Senior Counsel of the Company, at the addresses set forth below in accordance with Rule 14a-8(k).

Sincerely,

Stephen L. Burns

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copy w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
One New Orchard Road, Mail Stop 301
Armonk, NY 10504

VIA EMAIL: smoskowi@us.ibm.com

John Chevedden (as proxy for Kenneth Steiner)

***FISMA & OMB Memorandum M-07-16 ***

VIA E-MAIL: ***FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Proposal

Rule 14a-8 Proposal (IBM)``

FISMA & OMB Memorandum M-07-16 to: Stuart Moskowitz, Corporate Secretary 10/30/2016 09:50 PM

History: This message has been forwarded.

1 attachment

CCE30102016.pdf

Mr. Moskowitz,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16 ***

Ms. Christina M. Montgomery
Corporate Secretary
International Business Machines Corporation (IBM)
One New Orchard Road
Armonk NY 10504
PH: 914 499-1900
FX: 914-765-6021

Dear Ms. Montgomery,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

10-24-16
Date

cc: Stuart S. Moskowitz <smoskowi@us.ibm.com>
Senior Counsel, IBM Legal Department
FX: 845-491-3203
Corporate Secretary <corpsecy@us.ibm.com>

[IBM – Rule 14a-8 Proposal, October 30, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above. It will be interesting to see if this proposal receives a higher vote at IBM in 2017 compared to 2016.

Caterpillar opposed a shareholder proposal for an independent board chairman at its June 2016 annual meeting and then reversed itself by naming an independent board chairman in October 2016. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

[The line above is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
***FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Deficiency Notice

Receipt Acknowledgement
Stuart Moskowitz ***FISMA & OMB Memorandum M-07-16 *** 11/01/2016 08:42 AM

Dear Mr. Chevedden:

I acknowledge receipt of your proposal by IBM.

Please see my attached letter for further information.

Thank you.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)

PDF

image2016-11-01-083211.pdf

IBM

IBM Corporate Law Department
Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, NY 10504

VIA E -MAIL
***FISMA & OMB Memorandum M-07-16 ***

November 1, 2016

Mr. John Chevedden

***FISMA & OMB Memorandum M-07-16 ***

As proxy acting on behalf of Mr. Kenneth Steiner

Dear Mr. Chevedden:

I have been asked by Ms. Christina Montgomery, Vice President, Assistant General Counsel and Secretary of IBM, to write to you in order to acknowledge IBM's timely receipt of your fax and e-mail on October 30, 2016 to which was attached Mr. Steiner's stockholder proposal, signed October 24, 2016 entitled "Independent Board Chairman." To avoid any confusion, please be advised that in accordance with SEC Staff Legal Bulletin 14G dated October 16, 2012, we consider the electronic submission of this proposal to be as of October 30, 2016 (not October 24, 2016), since October 30 is the date the fax and e-mail of the stockholder proposal were transmitted by you to IBM. See http://www.sec.gov/interps/legal/cfslb14g.htm

Since your submission involves a matter relating to IBM's 2017 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you understand and timely satisfy all requirements in connection with this submission, as outlined in this letter. Please understand that in order to be eligible to submit a proposal for consideration at our 2017 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. The stockholder must continue to hold those securities through the date of the meeting.

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S. registered owners and beneficial owners. Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.

Mr. Steiner states in his October 24 letter that he purchased stock in IBM, but neither you nor Mr. Steiner has to date provided me with any information on his IBM stockholdings as required by Rule 14a-8. As a result, I could not confirm Mr. Steiner's eligibility to file a stockholder proposal under such rule. I therefore had our stockholder relations department check with Computershare, our transfer agent, on any potential IBM stockholdings held of record by Mr. Steiner. However, Computershare was unable to locate any shares held of record by Mr. Steiner. Therefore, to facilitate compliance with Rule 14a-8 and confirm his eligibility thereunder, I am now formally requesting from you, as proxy for Mr. Steiner, proper proof of Mr. Steiner's IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If Mr. Steiner is an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating him in our own records. If this is the case, as his proxy, I will need for you to advise me precisely how the IBM shares are listed on our records, and to provide the company with a written statement that Mr. Steiner intends to continue to hold the requisite IBM securities through the date of IBM's 2017 annual meeting. However, if Mr. Steiner is not a registered stockholder, please understand that the company does not know that he is a stockholder, or how many shares he owns. In this case, Mr. Steiner must prove eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time you submitted the proposal for Mr. Steiner on October 30, 2016, he continuously held the IBM securities for at least one year. To be clear, in accordance with the SEC's Staff Legal Bulletin 14G, dated October 16, 2012, the proof of ownership you need to provide me must cover the one-year period preceding and including the date the proposal was submitted to IBM electronically. Mr. Steiner must also include his own written statement that he intends to continue to hold at least $2,000 of IBM common stock through the date of the 2017 annual meeting of shareholders.

In this connection, on October 18, 2011, the staff of the Division of Corporation Finance also released Staff Legal Bulletin 14F, containing a detailed discussion of the meaning of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal. Http://www.sec.gov/interps/legal/cfslb14f.htm

In this bulletin, the staff explained that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC. The staff went on to note that DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant -- such as an individual investor -- owns a pro rata interest in the shares in which the DTC participant has a pro rata interest.

The staff then went on to explain that the names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. Pointing to Exchange Act Rule 17Ad-8, the staff noted that a company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.

The staff also explained the difference between an introducing broker and a clearing broker. An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities. Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not.

In clarifying what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i), the staff noted that because of the transparency of DTC participants' positions in a company's securities, for Rule 14a-8(b)(2)(i) purposes, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, merely sending in a letter from an introducing broker who is not a DTC participant, standing alone, cannot satisfy the proof of beneficial ownership requirements under Rule 14a-8, as unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions of such introducing broker against its own or its transfer agent's records or against DTC's securities position listing.

Given the foregoing, and with this information in hand, for any shares of IBM that are held by Mr. Steiner in street name, the staff has provided specific guidance which you will need to follow in order to satisfy the

14a-8 proof of ownership requirements in connection with your submission on Mr. Steiner's behalf. That guidance is as follows:

How can a shareholder determine whether his or her broker or bank is a DTC participant?

> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories

What if a shareholder's broker or bank is not on DTC's participant list?

> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank. The staff has also clarified that in accordance with the Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.(iii), if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. The clearing broker will generally be a DTC participant.
>
> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

I have provided you with this letter detailing the specific staff guidance and related information required under Rule 14a-8 in order to afford you with an opportunity to obtain and furnish me with the proper proof of ownership required on a timely basis. As Mr. Steiner's designated proxy, all of the information I've requested in this letter must be sent directly to my attention at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit this proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Exhibit C

Proof of Receipt of Company's Email on November 1, 2016
And
Proof of Receipt of Mr. Chevedden's Email on November 3, 2016

From the Company E-mail Server (times shown are stated in Greenwich Mean Time)

Date	Sender	Recipients	Size (bytes)	Message ID
01/11/2016 11:42:26 GMT	smoskowi@us.ibm.com	***FISMA & OMB Memorandum M-07-16 ***	3366501	OFAB978738.41CD45C0-ON8525805E.00453525-8525805E.0045C520@notes.na.collabserv.com
03/11/2016 21:17:00 GMT	***FISMA & OMB Memorandum M-07-16 ***	smoskowi@us.ibm.com	4205	D4410563.3FE2B% ***FISMA & OMB Memorandum M-07-16 ***

Exhibit D

Mr. Chevedden's November 3, 2016 E-mail Acknowledging Receipt of Deficiency Notice

Re: Receipt Acknowledgement

***FISMA & OMB Memorandum M-07-16 *** to: Stuart Moskowitz 11/03/2016 06:17 PM

Thank you!